                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                                  Vsource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92908B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Mercantile Equity Partners III, L.P.
                          Attention: I. Steven Edelson
                                1372 Shermer Road
                           Northbrook, Illinois 60062
                                 (847) 509-3711

                                 with a copy to:
                             Michael H. Altman, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4961

                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         July 12, 2001 and July 13, 2001
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Equity Partners III, L.P.
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)

                                                                    (b):

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois
                            ----------------------------------------------------
         NUMBER OF             7.   SOLE VOTING POWER:  575,666 (1)
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ----------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER:  575,666 (1)
           WITH
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:  -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          575,666 (1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.6% (2)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

(1) Mercantile Equity Partners III, L.P. ("MEP, LP") directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 575,666 shares of Common Stock.
(2)      Based on 21,439,664 shares of Common Stock outstanding, as described in
         Item 5 hereof.

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Equity Partners III, L.L.C.
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)

                                                                    (b):

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois
                            ----------------------------------------------------
         NUMBER OF             7.   SOLE VOTING POWER:  575,666 (1)
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ----------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER:  575,666 (1)
           WITH
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:  -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          575,666 (1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.6% (2)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 575,666 shares of Common Stock.
(2)      Based on 21,439,664 shares of Common Stock outstanding, as described in
         Item 5 herein.

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Capital Partners I, L.P.
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)

                                                                    (b):

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois
                            ----------------------------------------------------
         NUMBER OF             7.   SOLE VOTING POWER:  4,610,364 (1)
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ----------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER:  4,610,364 (1)
           WITH
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:  -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          4,610,364 (1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.7% (2)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

(1) Mercantile Capital Partners I, L.P. ("MCP") directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 4,556,052 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Capital Group, LLC
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)

                                                                    (b):

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
                            ----------------------------------------------------
         NUMBER OF             7.   SOLE VOTING POWER:  4,610,364 (1)
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ----------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER:  4,610,364 (1)
           WITH
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:  -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          4,610,364 (1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.7% (2)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 4,556,052 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Capital Management Corp.
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)

                                                                    (b):

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
                            ----------------------------------------------------
         NUMBER OF             7.   SOLE VOTING POWER:  4,610,364 (1)
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ----------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER:  4,610,364 (1)
           WITH
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:  -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          4,610,364 (1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.7% (2)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

(1) Solely in its capacity as the manager of Mercantile Capital Group, LLC ("MCG") which is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 4,556,052 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Michael A. Reinsdorf
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)

                                                                    (b):

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
                            ----------------------------------------------------
         NUMBER OF             7.   SOLE VOTING POWER:  24,230 (1)
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER:  5,186,030 (1)
           EACH
         REPORTING          ----------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER:  24,230 (1)
           WITH
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:  5,186,030 (1)

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          5,210,260(1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.6% (2)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of Mercantile Equity Partners III, L.L.C. ("MEP, LLC"), (b) a member of MCG, and (c) a member of the Investment Committee of Mercantile Capital Management Corp. ("MCM"). MEP, LLC is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 575,666 shares of Common Stock. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 4,556,052 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock. In addition, Mr. Reinsdorf directly owns 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 24,230 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        I. Steven Edelson
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)

                                                                    (b):

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
                            ----------------------------------------------------
         NUMBER OF             7.   SOLE VOTING POWER:  24,230 (1)
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER:  5,186,030 (1)
           EACH
         REPORTING          ----------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER:  24,230 (1)
           WITH
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:  5,186,030 (1)

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          5,210,260(1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.6% (2)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of MEP, LLC, and trustee of The Edelson Family Trust dated September 17, 1997 (the "Trust") which is also a managing member of MEP, LLC, (b) a member of MCG, and (c) a member of the Investment Committee of MCM. MCG is the general partner of MCP. MEP, LLC is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 575,666 shares of Common Stock. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 4,556,052 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock. In addition, Mr. Edelson is the trustee of the Mercantile Companies Inc. Money Purchase Plan which holds 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 24,230 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        The Edelson Family Trust dated September 17, 1997
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)

                                                                    (b):

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois
                            ----------------------------------------------------
         NUMBER OF             7.   SOLE VOTING POWER:  -0-
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER:  575,666 (1)
           EACH
         REPORTING          ----------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER:  -0-
           WITH
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:  575,666 (1)

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          575,666 (1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.6% (2)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

(1) Solely in its capacity as a managing member of MEP, LLC which is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 575,666 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Nathaniel C. A. Kramer
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)

                                                                    (b):

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
                            ----------------------------------------------------
         NUMBER OF             7.   SOLE VOTING POWER:  -0-
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8.   SHARED VOTING POWER:  4,610,364 (1)
           EACH
         REPORTING          ----------------------------------------------------
          PERSON               9.   SOLE DISPOSITIVE POWER:  -0-
           WITH
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:  4,610,364 (1)

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          4,610,364 (1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.7% (2)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a member of MCG, and (b) a member of the Investment Committee of MCM. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 4,556,052 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2)  Based on 21,439,664 shares of Common Stock outstanding, as described in
     Item 5 herein.

Item 1. Security and Issuer, is hereby amended in its entirety as follows:

     This Amendment No. 1 to statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer").

     The principal executive offices of Issuer are located at 5740 Ralston Street, Suite 110, Ventura, California 93003.

Item 4.  Purpose of Transaction, is hereby amended as follows:

     A. The final sentence of the section entitled "Series 1-A Preferred Stock" is deleted and the following sentence inserted in lieu thereof:

          "As described below, the Reporting Persons believe that the issuances on June 25, 2001 and July 13, 2001 of Series A Notes by the Issuer, and the issuance on July 12, 2001 of Series B Notes and Series B Warrants by the Issuer, triggered adjustments of the conversion rate of the Series 1-A Convertible Preferred Stock, such that, following such issuances, each share of Series 1-A Convertible Preferred Stock is convertible into 6.3148 shares of Common Stock."

     B. The final sentence of the paragraph entitled "Conversion" in the section entitled "Series 2-A Preferred Stock" is deleted and the following sentence inserted in lieu thereof:

          "As described below, the Reporting Persons believe that the issuances on June 25, 2001 and July 13, 2001 of Series A Notes by the Issuer, and the issuance on July 12, 2001 of Series B Notes and Series B Warrants by the Issuer, triggered adjustments of the conversion rate of the Series 2-A Convertible Preferred Stock, such that following such issuances, each share of Series 2-A Convertible Preferred Stock is convertible into 7.3011 shares of Common Stock."

     C. The penultimate sentence of the section entitled "Series 2-A Preferred Stock" is deleted and the following sentence inserted in lieu thereof:

          "As described below, the Reporting Persons believe that the issuances on June 25, 2001 and July 13, 2001 of Series A Notes by the Issuer, and the issuance on July 12, 2001 of Series B Notes and Series Warrants by the Issuer, triggered adjustments of the exercise price of the Warrant to $0.88 per share."

     D. The final paragraph of the section entitled "NetCel360 Closing" is deleted and the following paragraph inserted in lieu thereof:

               "As of the closing of the NetCel360 acquisition, AIIG was a Tranche A lender under the Bridge Loan Agreement with respect to $44,012 original principal amount of Tranche A loans, and a Tranche B lender under the Bridge Loan Agreement with respect to $250,000 original principal amount of Tranche B loans. On July 13, 2001, AIIG exchanged its Tranche B bridge loan for a Series A Note, with the terms described below, in the initial principal amount of $251,150.68. Because the issuance of shares of Common Stock of the Issuer upon conversion of any bridge loan is solely within the discretion of the Borrower, neither AIIG nor the Reporting Persons do not currently beneficially own any of such shares and none of such shares are reported at this time in this Schedule 13D."

     E. The first paragraph of the section entitled "Series A Notes" is amended by adding at the end thereof the following sentence:

               "In addition, on July 13, 2001, AIIG exchanged its Tranche B bridge loan for a Series A Note in the initial principal amount of $251,150.68."

     F. The final three paragraphs of the section entitled "Series A Notes" are deleted and the following paragraphs inserted in lieu thereof:

               "The Issuer has informed the Reporting Person that on July 13, 2001, the Issuer sold to a purchaser an additional $1,000,000 original principal amount of Series A Notes.

               Because the issuance of shares of Common Stock of the Issuer upon conversion of the Series 3-A Preferred Stock which may be received by MCP or AIIG upon conversion of a Series A Note is subject to the Conversion Conditions, which are beyond the control of the Reporting Persons, none of the Reporting Persons currently beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Schedule 13D.

               The Reporting Persons believe that under the provisions of the certificate of incorporation and certificates of designation of the Issuer creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock, the issuances of the Series A Notes by the Issuer triggered an adjustment to the conversion price of the Series 1-A Preferred Stock and the Series 2-A Preferred Stock and the exercise price of the Warrant.

               The issuer has informed the Reporting Persons that the Issuer may take the position that, because conversion of the Series 3-A Preferred Stock into Common Stock is subject to the Conversion Conditions, which have not yet been met, the issuances of Series A Notes on June 25, 2001 and July 13, 2001 did not trigger any adjustment to the conversion prices of the Series 1-A Preferred Stock or the Series 2-A Preferred Stock or to the exercise price of the Warrant, and that any such adjustment would only be triggered upon the satisfaction of the Conversion Conditions. Nevertheless, the Reporting Persons believe that the position set forth in this Schedule 13D (i.e., that such adjustments were triggered by the issuances of Series A Notes on such dates) is correct under the language of the Issuer's certificate of incorporation and the certificates of designation creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock."

     G. The section entitled "Series B Notes" is deleted and the following paragraphs inserted in lieu thereof:

               "Series B Notes.

               On July 12, 2001, pursuant to an Exchangeable Note and Warrant Purchase Agreement (the "Series B Purchase Agreement"), the Issuer issued $4,251,500 in original principal amount of convertible promissory notes ("Series B Notes"), with the terms described below and warrants ("Series B Warrants") to purchase an aggregate of 21,257,500 shares of Common Stock of the Issuer, with the terms described below. None of the Reporting Persons purchased a Series B Note or a Series B Warrant on that date.

               The Series B Notes have the terms described in this paragraph. Series B Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer guarantee the Issuer's obligations under the Series B Notes. Series B Notes will be automatically exchanged, in part, for Series A Notes upon the occurrence of certain events set forth in the Series B Notes. At any time on or after February 15, 2002, a holder of a Series B Note may elect to exchange the Series B Note for a Series A Note. Series A Notes issued upon exchange of Series B Notes will have the same terms as the Series A Notes described above (including the right to convert such notes into Series 3-A Preferred Stock, with the terms described above).

               The Series B Warrants have the terms described in this paragraph. The initial exercise price is $0.10 per share of Common Stock ("Warrant Shares"). The holder of the Series B Warrant may purchase some or all of the Warrant Shares at any time or from time to time until the fifth anniversary of the issuance of the Series B Warrant. The number of Warrant Shares and/or the exercise price per share (i.e., $0.10) is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange,
          (d) reorganizations, mergers, consolidations or sales of assets, or
          (e) a sale of shares below the conversion price. The Conversion Conditions for the Series B Warrant are the same as those for the Series 3-A Preferred Stock, described above, except that the approvals and opinions described apply to the shares of Common Stock of the Issuer to be issued on exercise of the Series B Warrant. If at any time after February 15, 2002, such Conversion Conditions are not satisfied, then the holder of the Series B Warrant may require the Issuer to redeem all or any portion of such Series B Warrant for an amount in cash equal to the product of the number of shares of Common Stock into which the Series B Warrant could have been exercised had the Conversion Conditions been met multiplied by the greater of (i) $0.30 (as adjusted for stock splits, stock dividends and similar transactions); and (ii) the fair market value of a share of Common Stock, provided that such fair market value for purposes of this calculation not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

               The Reporting Persons believe that under the provisions of the certificate of incorporation and the certificates of designation of the Issuer creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock, the issuance of the Series B Notes and Series B Warrants by the Issuer triggered an adjustment to the conversion price of the Series 1-A Preferred Stock and the Series 2-A Preferred Stock and the exercise price of the Warrant. Following the sale by the Company of $4,251,500 original principal amount of Series B Notes and Series B Warrants to purchase 21,257,500 shares of Common Stock on July 12, 2001, and following the sales of Series A Notes on June 25, 2001 and July 13, 2001, as described above, each share of Series 1-A Preferred Stock is now convertible into 6.3148 shares of Common Stock, each share of Series 2-A Preferred Stock is now convertible into
          7.3011 shares of Common Stock and the exercise price of the Warrant is now $0.88.

               As described above, the Issuer has informed the Reporting Persons that the Issuer may take the position that, because conversion of the Series 3-A Preferred Stock into Common Stock and exercise of Series B Warrants into Common Stock are both subject to the Conversion Conditions, which have not yet been met, the issuance of Series B Notes and Series B Warrants on July 12, 2001 did not trigger any adjustment to the conversion prices of the Series 1-A Preferred Stock or the Series 2-A Preferred Stock or to the exercise price of the Warrant, and that any such adjustment would only be triggered upon the satisfaction of the Conversion Conditions. Nevertheless, the Reporting Persons believe that the position set forth in this Schedule 13D (i.e., that such adjustments were triggered by the issuance of Series B Notes and Series B Warrants on such date) is correct under the language of the Issuer's certificate of incorporation and the certificates of designation creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock."

Item 5. Interest in Securities of the Issuer, is hereby amended in its entirety as follows:

     Each of the calculations in this Item 5 are based on 21,439,664 shares of Common Stock outstanding. This number reflects 18,665,451 shares of Common Stock outstanding as of June 6, 2001, as reported in the Issuer's most recent Form 10Q plus the 2,774,213 shares of Common Stock issued to NetCel360 on June 22, 2001, as described above. For purposes of calculating the beneficial ownership of each of the Reporting Persons, as required by the rules of the SEC, it is assumed that only the securities convertible into Common Stock held by such Reporting Person is so converted. For clarity, the percentage of the outstanding shares of Common Stock which would be owned by each Reporting Person if all shares of Series 1-A Preferred Stock and Series 2-A Preferred Stock were converted is set forth below as the percentage owned by such Reporting Person "on a fully-diluted basis."

     As noted above, the Issuer has informed the Reporting Persons that the Issuer may take the position that, because conversion of the Series 3-A Preferred Stock into Common Stock and exercise of Series B Warrants into Common Stock are both subject to the Conversion Conditions, which have not yet been met, the issuances of Series A Notes, Series B Notes and Series B Warrants on June 25, 2001, July 12, 2001 and July 13, 2001 did not trigger any adjustment to the conversion prices of the Series 1-A Preferred Stock or the Series 2-A Preferred Stock or to the exercise price of the Warrant, and that any such adjustment would only be triggered upon the satisfaction of the Conversion Conditions.

Nevertheless, the Reporting Persons believe that the position set forth in this
Schedule 13D (i.e., that such adjustments were triggered by the issuances of Series A Notes, Series B Notes and Series B Warrants on such dates) is correct under the language of the Issuer's certificate of incorporation and the certificates of designation creating the Series 1-A Preferred Stock and the Series 2-A Preferred Stock. If the Issuer's position were to be upheld, the Reporting Persons would at this time beneficially own, in the aggregate, less than 5.0% of the shares of Common Stock.


     (a)

     (b)

     MEP, LP

     MEP, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 575,666 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 2.6% of the issued and outstanding shares of Common Stock, or 1.4% on a fully-diluted basis.

     MEP, LLC

     As the sole general partner of MEP, LP, MEP, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 575,666 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 2.6% of the issued and outstanding shares of Common Stock, or 1.4% on a fully-diluted basis.

     MCP

     MCP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 4,310,664 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 4,556,052 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 17.7% of the issued and outstanding shares of Common Stock, or 10.8% on a fully-diluted basis.

     MCG

     As the sole general partner of MCP, MCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 4,310,664 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 4,556,052 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 17.7% of the issued and outstanding shares of Common Stock, or 10.8% on a fully-diluted basis.

     MCM

     As the non-member manager of MCG, MCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 4,310,664 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 4,556,052 shares of Common Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 17.7% of the issued and outstanding shares of Common Stock, or 10.8% on a fully-diluted basis.

     Mr. Reinsdorf

     Directly, and as a managing member of MEP, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,210,260 shares of Common Stock (upon (a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock into 599,896 shares of Common Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 4,556,052 shares of Common Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 19.6% of the issued and outstanding shares of Common Stock, or 12.2% on a fully-diluted basis. Of such shares, Mr. Reinsdorf may be deemed to have sole voting power and sole dispositive power with respect to 24,230 shares of Common Stock (upon conversion of 3,837 shares of Series 1-A Convertible Preferred Stock held directly by Mr. Reinsdorf), which constitutes 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 5,186,030 shares of Common Stock, which constitutes approximately 19.5% of the issued and outstanding shares of Common Stock, or 12.1% on a fully-diluted basis.

     Mr. Edelson

     Directly, as a managing member of MEP, LLC, as trustee of the Trust, as trustee of the Mercantile Companies Inc. Money Purchase Plan, as a member of MCG and as a stockholder of MCM, Mr. Edelson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,210,260 shares of Common Stock (upon
(a) conversion of 94,999 shares of Series 1-A Convertible Preferred Stock into 599,896 shares of Common Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 4,556,052 shares of Common Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 19.6% of the issued and outstanding shares of Common Stock, or 12.2% on a fully-diluted basis. Of such shares, Mr. Edelson may be deemed to have sole voting power and sole dispositive power with respect to 24,230 shares of Common Stock (upon conversion of 3,837 shares of Series 1-A Convertible Preferred Stock held directly by Mr. Edelson), which constitutes 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 5,186,030 shares of Common Stock, which constitutes approximately 19.5% of the issued and outstanding shares of Common Stock, or 12.1% on a fully-diluted basis.

     The Trust

     As a managing member of MEP, LLC, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 575,666 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 2.6% of the issued and outstanding shares of Common Stock, or 1.4% on a fully-diluted basis.

     Mr. Kramer

     As a member of MCG and a stockholder of MCM, Mr. Kramer may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 4,310,664 shares of Common Stock (upon
(a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 4,556,052 shares of Common Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 17.7% of the issued and outstanding shares of Common Stock, or 10.8% on a fully-diluted basis.

     (c) Except as set forth in Item 4 above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, is hereby amended in its entirety as follows:

     Except as set forth in the Schedule 13D, this Amendment No. 1 to Schedule 13D or in the Exhibits filed herewith and incorporated herein by reference, and except for the Joint Filing Agreement dated December 13, 2000 among the Reporting Persons attached as Exhibit 1 to this Amendment No. 1 to Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

     Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

     Exhibit 2 Certificate of Incorporation of the Issuer is incorporated by reference to the Schedule 13D filed by the Reporting Persons on July 6, 2001.

     Exhibit 3 Certificate of Designation of Series 2-A Convertible Preferred Stock is incorporated by reference to the Schedule 13D filed by the Reporting Persons on July 6, 2001.

     Exhibit 4 Certificate of Designation of Series 3-A Convertible Preferred Stock is incorporated by reference to the Schedule 13D filed by the Reporting Persons on July 6, 2001.

     Exhibit 5 Form of Common Stock Warrant is incorporated by reference to the Schedule 13D filed by the Reporting Persons on July 6, 2001.

     Exhibit 6 Form of Registration Rights Agreement is incorporated by reference to the Schedule 13D filed by the Reporting Persons on July 6, 2001.

     Exhibit 7 Convertible Note Purchase Agreement is incorporated by reference to the Schedule 13D filed by the Reporting Persons on July 6, 2001.

     Exhibit 8      Form of Series A Note is incorporated by reference to the
                    Schedule 13D filed by the Reporting Persons on July 6, 2001.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2001           MERCANTILE EQUITY PARTNERS III, L.P., an Illinois
                               limited partnership, its Managing Member

                               By: Mercantile Equity Partners III, L.L.C., an Illinois limited liability company, its General Partner

                                      By:    /s/ I. Steven Edelson
                                             ----------------------------
                                      Name:  I. Steven Edelson
                                      Title: Managing Member

                               MERCANTILE EQUITY PARTNERS III, L.L.C., an
                               Illinois limited liability company, its General Partner

                               By:    /s/ I. Steven Edelson
                                      -----------------------------
                               Name:  I. Steven Edelson
                               Title: Managing Member

                               MERCANTILE CAPITAL PARTNERS I, LP, an Illinois limited partnership

                               By: Mercantile Capital Group, LLC, a Delaware limited liability company, its general partner

                                      By:  Mercantile Capital Management Corp.,
                                           an Illinois corporation, its manager

                                           By:    /s/ I. Steven Edelson
                                                  ---------------------------
                                           Name:  I. Steven Edelson
                                           Title: President

                               MERCANTILE CAPITAL GROUP, LLC, a Delaware limited liability company

                               By: Mercantile Capital Management Corp., an Illinois corporation, its manager

                                      By:    /s/ I. Steven Edelson
                                             ----------------------------
                                      Name:  I. Steven Edelson
                                      Title: President

                               MERCANTILE CAPITAL MANAGEMENT CORP., an Illinois corporation, its manager

                               By:    /s/ I. Steven Edelson
                                      -----------------------------
                               Name:  I. Steven Edelson
                               Title: President

                               THE EDELSON FAMILY TRUST DATED SEPTEMBER 17, 1997

                               By:      /s/ I. Steven Edelson
                                        -----------------------------
                               Name:    I. Steven Edelson
                               Title:   Trustee


                               /s/ Michael A. Reinsdorf
                               --------------------------------------------
                               MICHAEL A. REINSDORF, an Individual


                               /s/ I. Steven Edelson
                               --------------------------------------------
                               I. STEVEN EDELSON, an Individual


                               /s/ Nathaniel C. A. Kramer
                               --------------------------------------------
                               NATHANIEL C. A. KRAMER, an Individual